CONFERENCE CALL ANNOUNCEMENT

THIRD QUARTER 2003 RESULTS AND DISCUSSION

Calgary, Alberta, September 29, 2003 - CE FRANKLIN LTD. (TSX.CFT, AMEX.CFK) announced it will release its earnings report for the Third Quarter ended September 30, 2003, through Canada NewsWire, on Tuesday, October 21, 2003 after the close of the market.  It will also be posted on the company’s website at http://www.cefranklin.com.

The Company will then host its financial analyst conference call on Wednesday, October 22, 2003 at 11:00 a.m. EDT (9:00 a.m. Calgary time MDT) to discuss its earnings report for the Third Quarter ended September 30, 2003.

Participants may join the call by dialing 1-800-814-4890 at the scheduled time of 11:00 a.m. EDT.  For those unable to listen to the live conference call, a replay will be available at approximately 1 p.m. EDT on the same day by calling 1-877-289-8525 and entering the pass code of 21018726# and may be accessed until midnight Wednesday, October 29, 2003.

The call will also be webcast live at:

http://www.newswire.ca/webcast/viewEventCNW.html?eventID=642620 and will be available on the Company’s website at http://www.cefranklin.com.

Michael West, President and Chief Executive Officer will lead the discussion and will be accompanied by Sam Secreti, Vice President and Chief Financial Officer.  The discussion will be followed by a question and answer period.  The call is scheduled for a maximum 30-minute period.

Thank you for your interest in CE Franklin. We look forward to your participation in the conference call.

About CE Franklin

CE Franklin is one of the largest distributors of thousands of complex products to the Canadian oil and gas exploration, production and refining industry, as well as an important provider of materials to other resource-based industries including oil sands, refineries, petro-chemicals, pulp and paper and mining.  Our energy industry customers drill for, produce, process, pipeline and refine hydrocarbons.  We provide them with a complete range of tubular products and production equipment, including gas compressors and artificial lift technology, plus pipe, valves, fittings and maintenance supplies.  We provide complete customer inventory procurement and management services through our 37 locations across Canada.  We are also leveraging our relationship with Wilson Supply in the U.S. in order to provide our customers with an even wider range of products and services.

CE Franklin’s strategy is to increase market share, maximize gross profit margins, rationalize expenses, enhance customer service, improve earnings and create shareholder wealth.  Underpinning the strategy are our eight operating values – integrity; credibility; performance; teamwork; service ethic; trust; responsibility; and community.

For Further Information Contact:

Investor Relations

800-345-2858

403-531-5604

investor@cefranklin.com

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